

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2013

<u>Via E-mail</u>
Mr. Robert L. Salomon
Chief Financial Officer
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 260
Atlanta, Georgia 30328

> **RE:** **Beazer Homes USA, Inc.**
> **Form 10-K for the Year Ended September 30, 2012**
> **Filed November 13, 2012**
> **Response dated March 22, 2013**
> **File No. 1-12822**

Dear Mr. Salomon:

We have reviewed your response letter dated March 22, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended September 30, 2012</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

<u>Management's Discussion and Analysis</u>

<u>Results of Continuing Operations, page 30</u>

2. We note your response to comment two of our letter dated March 8, 2013. As noted previously, the $40 million benefit from income taxes represented approximately 30% of

your losses from continuing operations of $135 million during the year ended September 30, 2012. In light of the significant impact that the discrete tax matter had on your results of operations during this period, we continue to believe that you should expand your disclosures to provide additional clarity as to the nature of the tax planning and correspondingly how it created certainty in the recognition of unrecognized tax benefits.

Segment Results – Continuing Operations, page 32

3. We note your response to comment three of our letter dated March 8, 2013. Please expand your proposed disclosures to provide a quantified discussion of each segment's operating income as well as operating income amounts attributable to corporate and unallocated. Please quantify the impact of each factor when multiple factors contribute to material changes as well as discuss the underlying business reasons for material changes between periods. For example, for the West segment, your proposed disclosures state that the West segment benefited from increased revenues and decreased impairments which drove improvement in operating income. Operating income increased by $43.6 million from 2011 to 2012. The disclosures on page 35 indicate that the increase in gross profit without impairments and abandonments from 2011 to 2012 was $30.8 million. It is unclear what factors caused the remaining $12.8 million increase in operating income.

4. We note your response to comment four of our letter dated March 8, 2013. Your current homebuilding gross profit discussion only addresses homebuilding gross margin without interest and impairments. We remind you that you should not give more prominence to non-GAAP financial measures compared to U.S. GAAP financial measures pursuant to Item 10(e) of Regulation S-K. In this regard, we continue to believe that you should provide a discussion of gross profit which includes interest and impairments. Each of your reportable segments appears to cover a vast geographical area. For example, the West reportable segment includes California and Texas. To the extent that there is a metropolitan area with a concentration of impaired communities, please specifically discuss this area with quantification.

Financial Statements

Notes to the Financial Statements

Note 12. Stockholders' Equity, page 66

5. We note your response to comment six of our letter dated March 8, 2013. It appears that the prepaid stock purchase grants will convert into shares of your common stock for little or no consideration upon the passage of time. If there is a minimum number of shares that will be issued, please help us better understand what consideration you gave as to whether that minimum number of shares should be included in your determination of basic earnings per

share. In doing so, please also tell us the specific contingencies, if any, related to that minimum number of shares. Refer to ASC 260-10-45-13.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief